Exhibit 99.1

NEWS RELEASE

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	February 19, 2025

Seabridge Gold Closes US$100 Million in Financings

Includes US$20 Million from Strategic Investor

Toronto, Canada – Seabridge Gold Inc. (TSX: SEA) (NYSE: SA) (“Seabridge” or the “Company”) announced today it has successfully closed its previously announced bought deal offering, co-led by RBC Capital Markets and Cantor Fitzgerald Canada Corporation, consisting of 6,540,000 common shares at the price of US$12.25 per share for aggregate gross proceeds of approximately US$80 million.

Seabridge has also successfully closed its previously announced private placement with a strategic investor consisting of 1,640,000 common shares on substantially the same terms as the bought deal offering for aggregate gross proceeds of approximately US$20 million. The common shares issued under the private placement are subject to a statutory four-month hold period under applicable securities laws.

Net proceeds will be used by the Company to make the payments to BC Hydro contracted for completion of the KSM switching station; complete a program to collect all remaining anticipated field data for, and undertake early value engineering to support, a KSM bankable feasibility study; fund other costs associated with ongoing activities at the Company’s 100%-owned KSM gold-copper project in northeast British Columbia, Canada; and for general corporate purposes.

Seabridge Chairman and CEO Rudi Fronk said “the financing ensures continued forward momentum at KSM while we engage with our short list of prospective joint-venture partners. This year’s program will provide the remaining field data that we anticipate will be required for the bankable feasibility study which we expect to undertake with our joint-venture partner. It will also enable us to hold our priority status with BC Hydro for the low-cost green energy which makes KSM such a robust project economically. We will also be evaluating some of the engineering alternatives our prospective joint-venture partners have proposed for advancing KSM.”

The bought deal offering was made by way of a prospectus supplement (the "Prospectus Supplement") to the Company's base shelf prospectus (the "Base Shelf Prospectus") and related U.S. registration statement on Form F-10 (SEC File No. 333-283616) (the "Registration Statement"). The Prospectus Supplement was filed with the securities commissions in each of the provinces of Ontario, British Columbia, Alberta, Manitoba, Saskatchewan, Nova Scotia and Yukon and the United States Securities and Exchange Commission (the "SEC"). Access to the Base Shelf Prospectus, the Prospectus Supplement, and any amendment to the documents is provided in accordance with securities legislation relating to procedures for providing access to a shelf prospectus supplement, a base shelf prospectus and any amendment. The Prospectus Supplement (together with the related Base Shelf Prospectus) is available on SEDAR+ at www.sedarplus.ca and on the SEC's website at www.sec.gov. Alternatively, the Prospectus Supplement may be obtained upon request by contacting the Company at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292; RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attention: Distribution Centre, by e-mail at Distribution.RBCDS@rbccm.com; RBC Capital Markets, LLC, Attention: Equity Capital Markets, 200 Vesey Street, New York, New York 10281, by telephone at 877-822-4089 or by email at equityprospectus@rbccm.com; Cantor Fitzgerald Canada Corporation, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, Ontario, M5H 3M7, email: ecmcanada@cantor.com; or Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, New York 10022, or by email at prospectus@cantor.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The securities offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the Prospectus Supplement, the Base Shelf Prospectus or the Registration Statement.

About Seabridge Gold

Seabridge holds a 100% interest in several North American gold projects. Seabridge’s principal asset, the KSM project, and its Iskut project, are located in Northwest British Columbia, Canada’s “Golden Triangle”, the Courageous Lake project is located in Canada’s Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project is set in Yukon. For a full breakdown of Seabridge’s Mineral Reserves and Mineral Resources by category please visit the Company’s website at http://www.seabridgegold.com.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292 www.seabridgegold.com

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

All reserve and resource estimates reported by Seabridge or in respect of the Snowfield Property were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the use of proceeds, the field data required for a bankable feasibility study, the status of the KSM project, the securing of a joint venture partner and the preparation of a bankable feasibility study are “forward-looking information” within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, aims, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions, and, being estimates, resource and reserve estimates are also forward-looking statements. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur, including in relation to the use of proceeds from the offering. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s December 31, 2023 Annual Information Form filed with SEDAR+ in Canada (available at www.sedarplus.ca) and the Company’s Annual Report Form 40-F filed with the SEC on EDGAR (available www.sec.gov/edgar.shtmlhttps://www.sec.gov/search-filings).

ON BEHALF OF THE BOARD
“Rudi Fronk”
Chairman and CEO
For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.com